UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 8 September, 2011

ASX & MEDIA RELEASE
8 SEPTEMBER, 2011

MARSHALL EDWARDS ANNOUNCES INITIATION OF PHASE I CLINICAL TRIAL OF LEAD ONCOLOGY DRUG CANDIDATE ME-143

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 8 September, 2011 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today the initiation of a Phase I clinical trial of the company’s lead drug candidate ME-143 in patients with refractory solid tumours.  The trial is being conducted in collaboration with the Sarah Cannon Research Institute in Nashville, Tennessee, following the approval of an Investigational New Drug (IND) application by the US Food and Drug Administration (FDA) last month.

This Phase I dose-escalation trial will evaluate the safety and tolerability of intravenous ME-143 in patients with refractory solid tumours.  In addition, the trial is designed to characterise the pharmacokinetic profile of intravenous ME-143 and describe any preliminary clinical anti-tumour activity observed.  The open-label trial is expected to enrol up to 24 patients with final data collected by the second quarter of 2012.

“We are excited to begin treating patients with ME-143, a promising drug candidate that has demonstrated anti-tumour activity in pre-clinical studies,” said Robert D Mass, MD, Chief Medical Officer of Marshall Edwards.  “Together with the Sarah Cannon Research Institute, we will be obtaining important information regarding dosing, safety and potential efficacy of intravenous ME-143 over the next several months, which will inform the design of our randomised Phase II clinical trials in combination with standard-of-care chemotherapy.”

Additional information regarding this trial, entitled “Phase I Open Label Multicenter Dose Escalation Study of the Safety and Pharmacokinetics of ME-143 in Patients with Refractory Solid Tumors,” including enrolment criteria and site information, is available on the US National Institutes of Health (NIH) clinical trials database at www.clinicaltrials.gov.

About ME-143

ME-143 is the lead oncology drug candidate from Marshall Edwards’ NADH oxidase inhibitor program.  It was derived from a proprietary isoflavone technology platform that has generated a number of compounds with anti-proliferative activity against tumour cells in laboratory studies.  In pre-clinical studies, ME-143 has demonstrated potent activity against a number of tumour cell lines, including breast, colorectal and ovarian.  In addition to broad single-agent activity, ME-143 has also shown an ability to enhance the cytotoxic effects of chemotherapy in pre-clinical studies.  Marshall Edwards owns exclusive worldwide rights to ME-143.  ME-143 is an investigational drug and has not been approved by the FDA for commercial distribution in the US or other countries.

About Marshall Edwards

Marshall Edwards, Inc. is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics. The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead candidate ME-143.  The second is a mitochondrial inhibitor program that includes lead candidate ME-344.  The Company initiated a Phase I clinical trial of intravenous ME-143 in September 2011 and expects to submit an IND application for ME-344 by the first quarter of 2012. For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.